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                             UNITED STATES             OMB Number:
                  SECURITIES AND EXCHANGE COMMISSION   -------------------------
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                                 SCHEDULE 13D\A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.7)

                                  RETALIX LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M8215W109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FIMI IV 2007 Ltd.
                                Rubinstein House,
                              37 Menahem Begin Rd.,
                             Tel-Aviv 67137, Israel
                                +(972) 3 565-2244

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 19, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 2 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ronex Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 3 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity 2005 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 4 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI IV 2007 Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 5 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity II Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 6 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity Fund II, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 7 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Opportunity IV, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 8 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     FIMI Israel Opportunity IV, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 9 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi Management Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 10 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 11 of 17 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.

     Ishay Davidi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             ________
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER (with respect to Item 6)
  BENEFICIALLY               10,525,491(1)
    OWNED BY            --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER
    REPORTING                ________
     PERSON             --------------------------------------------------------
      WITH              10   SHARED DISPOSITIVE POWER
                             4,471,591
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,525,491
--------------------------------------------------------------------------------
12   CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

     (1) Includes 1,250,000 Ordinary Shares, in the aggregate, underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G.
          (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.


                               Page 12 of 17 Pages

     This Amendment No. 7 to Schedule 13D (this "AMENDMENT") amends Schedule 13D originally filed by the Reporting Persons on February 11, 2008, Amendment No. 1 to Schedule 13D originally filed by the Reporting Persons on March 3, 2008, Amendment No. 2 to Schedule 13D originally filed by the Reporting Persons on August 26, 2008, Amendment No. 3 to Schedule 13D originally filed by the Reporting Persons on August 28, 2008, Amendment No. 4 to Schedule 13D originally filed by the Reporting Persons on December 17, 2008, Amendment No. 5 to Schedule 13D originally filed by the Reporting Persons on February 12, 2009 and Amendment No. 6 to Schedule 13D originally filed by the Reporting Persons on September 15, 2009 ("AMENDMENT NO. 6").

     This Amendment is being filed by the Reporting Persons in order to report changes in their beneficial ownership of Ordinary Shares as a result of the consummation of the Shaked Purchase Agreement, Cooper Purchase Agreement and the other Transactions that had been described in Item 6 of Amendment No. 6. In particular, the Reporting Persons have acquired, in the aggregate, on November 19, 2009: (i) 466,739 of the Shaked Shares from Barry Shaked, a founder of the Issuer, at a price of $12.00 per share, pursuant to the Shaked Purchase Agreement; and (ii) all of the 751,485 Cooper Shares from Brian Cooper, a founder of the Issuer, at a price of $12.00 per share, pursuant to the Cooper Purchase Agreement (all Ordinary Shares newly acquired as described in clauses
(i) and (ii), collectively the "NEWLY ACQUIRED SHARES"). Following the purchase of the Newly Acquired Shares, the Reporting Persons are the beneficial owners of 4,471,591 Ordinary Shares consisting of (x) all of the Newly Acquired Shares, and (y) the 3,253,367 Ordinary Shares previously acquired and currently held by all of the Reporting Persons.

     The Reporting Persons are making this separate filing on Schedule 13D/A in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, and are solely responsible for the information contained in this separate filing.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended as follows:

     As of 8 a.m., New York City time, on November 24, 2009, the aggregate purchase price of the 4,471,591 Ordinary Shares purchased by Ronex was $60,911,559. The source of funding for the purchase of the Ordinary Shares was the working capital of the limited partnerships comprising Ronex.

ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended as follows:

     The Reporting Persons have consummated the purchase of the Newly Acquired Shares and, as a result thereof, currently hold approximately 18.6% of the issued and outstanding Ordinary Shares (excluding Ordinary Shares underlying the Warrants (as defined below) and excluding Ordinary Shares held by the Alpha Investors (as defined below), with respect to which the Reporting Persons may be deemed to share beneficial ownership due to the arrangements under the Shareholders Agreement as described in Item 6 of Amendment No. 6).

     In addition, Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd. (collectively, the "ALPHA INVESTORS") have acquired, in the aggregate, on November 19, 2009: (i) 3,612,804 Ordinary Shares directly from the Issuer, at a price of $9.10 per share, and warrants to purchase an additional 1,250,000 Ordinary Shares (the "WARRANTS") in the Private Placement pursuant to the Retalix Share Purchase Agreement; (ii) the 566,740 Shaked Purchased Shares from Shaked, a founder of the Issuer, at a price of $12.00 per share, pursuant to the Shaked Purchase Agreement; and (iii) 1,513 Ordinary Shares from the Issuer's public shareholders, at a price of $9.10 per share, pursuant to the Tender Offer that has been consummated by the Alpha Investors. Following the purchase of the Ordinary Shares described in clauses
(i), (ii) and (iii) above (excluding shares underlying the Warrants), the Alpha Investors are the beneficial owners of 4,803,900 Ordinary Shares consisting of
(x) the Ordinary Shares described in clauses (i), (ii) and (iii) above, and (y) the 622,843 Ordinary Shares previously acquired and currently held by all of the Reporting Persons.


                               Page 13 of 17 Pages

     At the Annual General Meeting of the Issuer, which took place as described in Item 6 of Amendment No. 6, the Issuer's shareholders approved, among other matters, the following matters provided for under the Shareholders Agreement:
(i) the expansion of the maximum authorized size of the Board under the Issuer's Articles of Association from ten to eleven directors, and (ii) the election thereto, effective as of the closing of the Transactions, of six (6) directors designated by the Alpha Investors (while five (5) directors (including two (2) external directors under the Israeli Companies Law) who had been designated by Ronex, were also elected at the Annual General Meeting and remain on the Board following such closing, as contemplated under the Shareholders Agreement).

     As a result of the arrangements under the Shareholders Agreement and the Transactions, and, in part, as required for the issuance of Ordinary Shares pursuant to the Private Placement, the Issuer's Memorandum of Association and Articles of Association have also been amended (as approved at the Annual General Meeting) in order to (i) allow for the election of Board members as of a future date (as occurred with respect to the Reporting Persons' Board nominees, whose service on the Board only began effective as of the closing of the Transactions (despite having been elected at the Annual General Meeting, which occurred on an earlier date)) and (ii) increase the Issuer's authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares.

     The Shareholders Agreement among the Reporting Persons, Barry Shaked and Brian Cooper dated March 3, 2009 terminated on September 3, 2009.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a)- (b) All calculations of ownership percentages are based upon 24,019,501 Ordinary Shares outstanding as of November 23, 2009, based on information provided by the Issuer.

     The Reporting Persons may be deemed to beneficially own, through shared power of disposition, 4,471,591 Shares, representing approximately 18.6% of the Issuer's outstanding Ordinary Shares.

     The Alpha Investors may be deemed to beneficially own, through shared power of disposition, 6,053,900 (including 1,250,000 Ordinary Shares underlying the Warrants), representing approximately 24.0% of the Issuer's outstanding Shares (assuming the exercise of all Warrants).

     Only with respect to the Shareholders Agreement described in Item 6 of Amendment No. 6, the Reporting Persons may be deemed to beneficially have shared power to vote over 10,525,491 Ordinary Shares, representing approximately 41.7% of the Issuer's outstanding Shares (assuming the exercise of all Warrants).

     The Reporting Persons disclaim beneficial ownership of Ordinary Shares beneficially owned by the Alpha Investors, including the 6,053,900 Ordinary Shares (including 1,250,000 Ordinary Shares underlying the Warrants) beneficially owned by the Alpha Investors on the date of this filing.

     (c) Other than the Reporting Persons' acquisition of the Newly Acquired Shares, no transactions in securities of the Issuer have been effected during the last 60 days by any Reporting Person.


                               Page 14 of 17 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Item 6 of Amendment No. 6 is incorporated by reference in this Item 6.

     Other than the information incorporated in this Item 6 by reference to Item 6 of Amendment No. 6, as of the filing of this Amendment, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended as follows:

Exhibit 4 - Joint Filing Agreement, dated as of November 24, 2009


                               Page 15 of 17 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2009    ----------------------------------------------------


                            Ronex Holdings, Limited Partnership
                            By: Ronex Holdings Ltd., general partner

                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            Ronex Holdings Ltd.


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            FIMI Opportunity 2005 Ltd.


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            FIMI IV 2007 Ltd.


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            FIMI Opportunity II Fund, L.P.
                            By: FIMI Opportunity 2005 Ltd., general partner


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                               Page 16 of 17 Pages

                            FIMI Israel Opportunity Fund II, Limited Partnership
                            By: FIMI Opportunity 2005 Ltd., general partner


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            FIMI Opportunity IV, L.P.
                            By: FIMI IV 2007 Ltd., general partner


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            FIMI Israel Opportunity IV, Limited Partnership
                            By: FIMI IV 2007 Ltd., general partner


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            Ishay Davidi Management Ltd.


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            Ishay Davidi Holdings Ltd.


                            By: /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi
                            CEO


                            /s/ Ishay Davidi
                            ------------------------------------------
                            Ishay Davidi


                               Page 17 of 17 Pages